UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

EPSILON ENERGY LTD.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Shares, no par value per share

(Title of Class of Securities)

294375209
(CUSIP Number of Class of Securities)

Michael Raleigh
Chief Executive Officer

Epsilon Energy Ltd.
16945 Northchase Drive, Suite 1610

Houston, Texas 77060

(281) 670-0002

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Gislar Donnenberg
DLA Piper LLP (US)
1000 Louisiana, Suite 2800
Houston, Texas 77002
(713) 425-8400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$6,120,000	$794.38

(1)                                 The transaction valuation is estimated only for purposes of calculating the filing fee. The amount is based on the offer to purchase up to 2,000,000 shares of common shares, no par value, at the offer price of $3.06 per share.

(2)                                 The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, equals $129.80 for each $1,000,000 of the value of the transaction.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$794.38.	Filing Party:	Epsilon Energy Ltd.
Form or Registration No.:	Schedule TO.	Date Filed:	May 19, 2020.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on May 19, 2020 (the “Schedule TO”), by Epsilon Energy Ltd., a corporation organized under the laws of Alberta (the “Company”). The Schedule TO relates to an offer by the Company to purchase for cash up to 2,000,000 shares of the Company’s issued and outstanding common shares, no par value (the “Common Shares”), for US$3.06 per share (subject to any applicable withholding taxes), without interest, upon the terms and subject to the conditions contained in the Offer to Purchase, dated May 19, 2020 (the “Offer to Purchase”), and accompanying Issuer Bid Circular (the “Circular”), the related Letter of Transmittal (the “Letter of Transmittal”) and the related Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are filed as exhibits to the Schedule TO.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Circular, the Letter of Transmittal, and the Notice of Guaranteed Delivery remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO or in the Offer to Purchase, the Circular, the Letter of Transmittal, or the Notice of Guaranteed Delivery. This Amendment No. 1 should be read together with the Schedule TO, the Offer to Purchase, the Circular, the related Letter of Transmittal, and the related Notice of Guarantee Delivery. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase and Circular. As of the date of this Amendment No. 1, none of the conditions in Section 8 “Conditions of the Offer” of the Offer to Purchase are operative.

Item 4. Terms of the Transaction

The information set forth in Item 4 is hereby amended and supplemented by the following:

                Section 8 “Conditions of the Offer” of the Offer to Purchase, beginning on page 22, is hereby amended and supplemented by the following:

1)            The first paragraph of Section 8 “Conditions of the Offer” on page 22 in the Offer to Purchase is hereby amended by adding the following language after “if, at any time” and deleting the word “before”:

“since the commencement of the Offer and before the Expiration Time on”

2)            Clause (a) of Section 8 “Conditions of the Offer” on page 22 in the Offer to Purchase is hereby amended by inserting the following language immediately after “there shall have been threatened”:

“in writing”

3)            Clause (b) of Section 8 “Conditions of the Offer” on page 22 in the Offer to Purchase is hereby amended by inserting the following language immediately after “there shall have been any action or proceeding threatened”:

“in writing”

4)            The language previously contained in condition (vi) is added to condition (iii) of Section 8 “Conditions of the Offer” on page 23 in the Offer to Purchase after the addition of “including, after the commencement of the Offer,” which is to precede the language of prior condition (vi) and immediately follow “United States.” The language in condition (iii) “or any other country or region in which the Company or its subsidiaries maintain significant business activities” is hereby deleted and an “or” is placed between “Canada” and “the United States.” The Company also adds the word “additional” before the phrase “slowdown in economic growth, economic downturn, recession or other adverse economic development linked to the outbreak of a pandemic or contagious disease, including, but not limited to, the recent COV ID-19 viral outbreak.” For avoidance of doubt, condition (iii) shall now read:

“a natural disaster or the commencement or material worsening of a war, armed hostilities, act of terrorism or other international or national calamity directly or indirectly involving Canada or the United States, including, after the commencement of the Offer, any significant additional slowdown in economic growth, economic downturn, recession or other adverse economic development linked to the outbreak of a pandemic or contagious disease, including but not limited to, the recent COVID-19 viral outbreak, which diminishes general economic activity to a degree sufficient to materially reduce demand for natural gas and oil consumption or else materially disrupts the Company’s ability to produce these resources;”

5)            The  language in condition (v) of Section 8 “Conditions of the Offer” on page 23 in the Offer to Purchase following “the Company’s business, operations or prospects” is hereby deleted.

6)            Conditions (viii) and (x) are deleted as redundant and combined with conditions (vii) and (ix) of Section 8 “Conditions of the Offer” on page 23 in the Offer to Purchase, and the word “since” is hereby deleted and replaced with  “as measured from” immediately before “the close of business on May 15, 2020.” The date “May 15, 2020” is hereby deleted to correct the beginning of the measurement period to read “May 14, 2020.” The phrase “as measured at” immediately following “2020” is hereby deleted. Immediately following “2020” the phrase “the last trading day immediately prior to the announcement of the Company’s intent to commence the Offer, to” is inserted.  The phrase “Time on the Expiration” is hereby inserted immediately between “Expiration” and “Date.” For avoidance of doubt, condition (vii) shall now read:

“any decline in any of the S&P Composite Index, the Dow Jones Industrial Average or the S&P 500 Index by an amount greater than 15%, as measured from the close of business on May 14, 2020, the last trading day immediately prior to the announcement of the Company’s intent to commence the Offer, to any time prior to the Expiration Time on the Expiration Date; or”

For avoidance of doubt, condition (ix) shall now read:

“any decrease in the market price of the Common Shares in an amount greater than 10%, as measured from the close of business on May 14, 2020, the last trading day immediately prior to the announcement of the Company’s intent to commence the Offer, to any time prior to the Expiration Time on the Expiration Date;”

7)            Condition (xi) on page 23 of the Offer to Purchase is hereby deleted.

8)            The following language is hereby added as the second to last sentence in the last paragraph of Section 8 “Conditions of the Offer” on page 24 in the Offer to Purchase:

“In certain circumstances, if the Company waives any of the conditions described above, the Company may be required to extend the Expiration Date.”

Item 11. Additional Information

The information set forth in Item 11 is hereby amended and supplemented by the following:

1)            The changes described above in Item 4 of this Amendment are hereby incorporated into Item 11 by reference.

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(i)*	Offer to Purchase and Issuer Bid Circular, dated May 19, 2020.
(a)(1)(ii)*	Letter of Transmittal, dated May 19, 2020.
(a)(1)(iii)*	Notice of Guaranteed Delivery, dated May 19, 2020.
(a)(5)(i)*	Press Release. Dated May 19, 2020
(a)(5)(ii)	Press release issued by Epsilon Energy Ltd. on May 14, 2020 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed on May 14, 2020).
(b)	Not applicable.
(d)(1)	Amended and Restated 2017 Stock Option Plan, as amended April 17, 2017 (incorporated by reference to Exhibit 10.9 of Form 10 File No. 001-38770, filed on December 21, 2018)
(d)(2)	Share Compensation Plan effective as of May 24, 2017 (incorporated by reference to Exhibit 10.10 of Form 10 File No. 001-38770, filed on December 21, 2018).
(d)(3)	Lane Bond Offer Letter, between Epsilon Energy USA, Inc., Epsilon Energy Ltd., and Lane Bond (incorporated by reference to Exhibit 10.6 of Form 10 File No. 001-38700, filed on December 21, 2018).
(d)(4)

Henry Clanton Offer Letter, between Epsilon Energy USA, Inc., Epsilon Energy Ltd., and Henry Clanton, dated January 4, 2017 (incorporated by reference to Exhibit 10.7 of Form 10 File No. 001-38700, filed on December 21, 2018).

* Previously filed with this Schedule TO on May 19, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPSILON ENERGY LTD

Date: June 4, 2020	By:	/s/ MICHAEL RALEIGH
Name: Michael Raleigh
Title: Chief Executive Officer